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                                                                      EXHIBIT 13

                                [LETTERHEAD OF]
                          [CURTICE-BURNS FOODS, INC.]

                                                              September 28, 1994

Dear Curtice Burns Shareholder:

     I am pleased to inform you that on September 27, 1994, Curtice Burns entered into a definitive agreement with Pro-Fac Cooperative, Inc. for the acquisition of all the outstanding shares of Curtice Burns for $19 per share in cash. Pursuant to that agreement, Pro-Fac will make a cash tender offer for all the outstanding shares of Curtice Burns at a price of $19 per share. Following the successful completion of Pro-Fac's tender offer, Curtice Burns will be merged with a subsidiary of Pro-Fac, whereby Pro-Fac will acquire any remaining shares of Curtice Burns for $19 per share in cash.

     YOUR BOARD OF DIRECTORS HAS APPROVED PRO-FAC'S TENDER OFFER AND THE RELATED MERGER AND DETERMINED THAT THE TERMS THEREOF ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF CURTICE BURNS AND RECOMMENDED THAT THE SHAREHOLDERS OF CURTICE BURNS ACCEPT PRO-FAC'S TENDER OFFER AND TENDER THEIR SHARES.

     As required by the merger agreement with Pro-Fac, Curtice Burns is terminating all ongoing discussions between Curtice Burns and Dean Foods Company, which had previously proposed, subject to certain contingencies, to acquire Curtice Burns for a maximum of $20 per share in cash.

     The merger agreement with Pro-Fac is the result of an intensive evaluation by Curtice Burns of strategic alternatives to provide enhanced value to shareholders, which began in early 1993. In June of this year, when the Curtice Burns Board of Directors announced that it had decided to pursue the maximum $20 per share proposal from Dean Foods, the Board believed that the Dean Foods transaction offered the best potential value for shareholders when compared with the $16.87 per share offer Pro-Fac had proposed at that time. The Dean Foods proposal was conditioned on a resolution of the dispute between Curtice Burns and Pro-Fac regarding rights under the Integrated Agreement between the two companies as well as the sale of the Curtice Burns Nalley's business. After extensive efforts, it has become clear that the disagreements with Pro-Fac would only be resolved through arbitration proceedings. Pro-Fac subsequently increased its offer to $19 a share, a significant increase from its original proposal of $16.87 per share, and the Curtice Burns Board concluded that the Pro-Fac transaction not only provides a fair price for Curtice Burns shares, but is also the only transaction likely to be consummated in the near future.

     The Curtice Burns Board of Directors and I extend our sincere thanks to Dean Foods and its management for the considerable time and effort they have put into trying to develop a transaction with Curtice Burns. Dean Foods is an excellent company with fine people. However, the responsibility of the Board is to act in the best interests of our shareholders in providing them with the best and most certain value for their shares.

     The recommendation of the Board, including a description of certain matters considered by the Board, are described in the Statement on Schedule 14D-9 filed by Curtice Burns with the Securities and Exchange Commission, a copy of which is enclosed. The Schedule 14D-9 also includes copies of the opinions of Curtice Burns' financial advisors, Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., that the consideration to be received by the holders of Class A common stock and the holders of Class B common stock, respectively, of Curtice Burns in this transaction is fair to such holders. I urge you to read the enclosed Schedule 14D-9 carefully.

     Pro-Fac's tender offer will begin no later than October 4, 1994. After the offer commences, you will receive from Pro-Fac an Offer to Purchase and related Letter of Transmittal setting forth, in detail, the terms and conditions of Pro-Fac's tender offer and providing instructions on how to tender your shares. If you have any questions regarding this transaction or how to tender your shares, please call Mackenzie Partners, who are assisting Curtice Burns with these matters, at 1-800-322-2885 (toll free).

                                          Sincerely,

                                          J. WILLIAM PETTY
                                          President and
                                          Chief Executive Officer